Filed by EQV Ventures Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EQV Ventures Acquisition Corp.

Commission File No.: 001-42207

Date: August 5, 2025

The following internal message was sent by Will Ulrich, Founder and Co-CEO of Presidio Investment Holdings LLC, to employees of Presidio Investment Holdings LLC on August 5, 2025.

Good morning!

Chris and I started Presidio with a friendship and a simple idea to acquire and optimize oil and gas wells at scale. We asked ourselves and all of you to do things a little bit differently, to challenge the status quo, to make thoughtful decisions and never give up on good ideas. And together we have accomplished incredible feats. Throughout the years, we have acquired meaningful assets and significantly increased their value through our unique focus on operating wells more efficiently than our peers. We have partnered with major financial institutions, invented new forms of financing, software, and hardware, and vertically integrated services. And we’ve done all of this in the face of incredible commodity price volatility and global instability, against a backdrop of accelerating technological and societal change. The stories we all have! I look back on the last years and think of how we have all grown as individuals, as a company, and as a community, and I can’t help but feel the emotion of it all. Today I’m thrilled to announce that the story is not over and in many ways, it’s just beginning.

A short time ago, we announced that Presidio has agreed to a business combination with a special purpose acquisition company (SPAC), EQV Ventures Acquisition Corp. (NYSE: EQV). The consummation of the business combination, which is subject to the approval of EQV shareholders and certain closing conditions, would result in us becoming a public company in the U.S., expected to trade on the New York Stock Exchange under the ticker “FTW.” We issued a news release a short while ago to officially announce our proposed business combination with EQV – please see the release here: https://www.eqvventures.com/press-releases/press-release-details/2025/Presidio-Petroleum-to-go-Public-via-Business-Combination-with-EQV-Ventures-Acquisition-Corp--Creating-a-Differentiated-Dividend-Yield-Driven-C-Corp-Focused-on-the-Optimization-Acquisition-and-Production-of-Oil-and-Natural-Gas/default.aspx

The business combination is expected to provide significant financial resources to accelerate our growth and scale our business of acquiring, managing, and optimizing producing oil and gas wells. As a public company, we will be uniquely positioned to advance our mission of serving as the last, best steward of America's wells.

We will continue to operate under the Presidio name and at this time expect minimal changes to our day-to-day operations. It’s business as usual at Presidio. Additionally, as a part of the business combination, the combined company has agreed to purchase certain Texas Panhandle assets from EQV Resources.

As we enter this new chapter, there are some rules we must all follow. To avoid delays or any other repercussions, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, we ask that you refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, Instagram, LinkedIn, via email, to existing or prospective partners or vendors, etc.). Please see some guidelines below for posting on social media.

If someone asks you about this process or company fundamentals, the best response is something polite like, “We’re really proud and excited, but it’s business as usual at Presidio.” You can also say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.” Should you receive any press inquiries, please forward details of the inquiry to me and Presidio@icrinc.com who can help handle media requests appropriately during this sensitive time. Understanding that communications are highly regulated through this process, please know that we will continue to share updates with you as we have more to report.

Also please note that as a company policy, Presidio team members and their family members cannot trade in EQV securities, which could have serious ramifications for you and our company. We will follow-up with a more detailed trading policy after the business combination closes.

This is an exciting time for all of us! Thank you for everything you have done to create the business that we have today, and I can’t tell you how excited I am to take this to the next level. Also, a huge shout out to the deal team who has worked tirelessly and without much sleep for some time to get this done on behalf of us all: @brett @brawley @ginnie @connor @dave @chelsea @madison @kortney

TCB!

Forward-Looking Statements

This internal message includes “forward-looking statements.” These include the expectations, hopes, beliefs, intentions or strategies regarding the future for EQV Ventures Acquisition Corp. (“EQV”), Prometheus PubCo Inc. (“Presidio”), EQV Resources LLC (“EQV Resources”) or Presidio Investment Holdings LLC (“PIH”), or those of their respective management teams. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed business combination and related transactions with EQV Resources (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this internal message, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQV Resources’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV Resources and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio resulting from the proposed business combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQV Resources nor EQV presently know or that Presidio, PIH, EQV Resources or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV Resources and EQV anticipate that subsequent events and developments will cause Presidio’s. PIH’s, EQV Resources’ and EQV’s assessments to change. However, while Presidio, PIH, EQV Resources and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV Resources and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV Resources’ or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV Resources, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this internal message contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this internal message includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, EQV and Presidio plan to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, EQV Resources and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this internal message is not incorporated by reference into, and is not a part of, this internal message.

Participants in the Solicitation

EQV, EQV Resources, PIH, Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s final prospectus related to its initial public offering filed with the SEC on August 8, 2024, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This internal message shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQV Resources or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This internal message is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

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